Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

December 23, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 23, 2019 The Nasdaq Stock Market (the "Exchange") received from Invesco Exchange-Traded Self-Indexed Fund Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of beneficial interest, par value $0.01 per share
Invesco BulletShares 2020 Corporate Bond ETF
Invesco BulletShares 2021 Corporate Bond ETF
Invesco BulletShares 2022 Corporate Bond ETF
Invesco BulletShares 2023 Corporate Bond ETF
Invesco BulletShares 2024 Corporate Bond ETF
Invesco BulletShares 2025 Corporate Bond ETF
Invesco BulletShares 2026 Corporate Bond ETF
Invesco BulletShares 2027 Corporate Bond ETF
Invesco BulletShares 2028 Corporate Bond ETF
Invesco BulletShares 2020 High Yield Corporate Bond ETF
Invesco BulletShares 2021 High Yield Corporate Bond ETF
Invesco BulletShares 2022 High Yield Corporate Bond ETF
Invesco BulletShares 2023 High Yield Corporate Bond ETF
Invesco BulletShares 2024 High Yield Corporate Bond ETF
Invesco BulletShares 2025 High Yield Corporate Bond ETF
Invesco BulletShares 2026 High Yield Corporate Bond ETF
Invesco BulletShares 2021 USD Emerging Markets Debt ETF
Invesco BulletShares 2022 USD Emerging Markets Debt ETF

Invesco BulletShares 2023 USD Emerging Markets Debt ETF

Invesco BulletShares 2024 USD Emerging Markets Debt ETF

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery